Material Fact Itaú Unibanco Holding S.A. (“Company”) informs its shareholders and the market in general, pursuant to Article 3, Paragraph 4, item II, of CVM Resolution No. 44/21, that it has replaced the news portal webpage used for the disclosure of its material acts and facts. The Company will henceforth carry out such disclosures through the portal https://mzgroup.com.br/fatos- relevantes/, in a section available for free access. The Company’s Registration Form (“Formulário Cadastral”) and its Policy for the Disclosure of Material Acts or Facts were resubmitted on this date, reflecting the update of the news portal used for disclosures. If you have any questions, please visit www.itau.com.br/investor-relations and follow the path: Menu > Investor Services > Contact IR. São Paulo (SP), May 08, 2026. Gustavo Lopes Rodrigues Investor Relations Officer